UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry N° 0593.

MATERIAL EVENT

Santiago, January 23, 2008.

Mr.
Guillermo Larraín Ríos
Commissioner
Securities and Insurance Commission
Av. Libertador Bernardo O'Higgins 1449
Santiago

Dear Sir:

In accordance with that which is stipulated in article N°9 and clause two of article N° 10 of Law 18,045, in paragraph 2.2 of Section II of General Regulation N° 30 issued by that Commission, and in Memorandum 660 of such institution, we hereby inform you as MATERIAL EVENT that, in ordinary session held on January 22, 2008, the board of Distribución y Servicio D&S S.A. (“D&S”), a publicly traded stock corporation registered in the Securities Registry of that Commission under number 0593, agreed upon the distribution of an eventual dividend of Ch$2 (two Chilean pesos) per share.

D&S’s equity is divided into 6,520 million nominal, single series, non-par value shares of common stock. In accordance with authorization in this regard adopted by shareholders in extraordinary meeting of October 26, 2004, the Company has in its portfolio a total of 65,200,000 shares of its own issuance, for a compensation program consisting of stock options. As established in clause N°2 of Article 27 of the Law 18,046 on stock corporations, such shares are not entitled to dividends. Therefore, the dividend informed in this material event communication will not be distributed to the shares of its own issuance kept in the Company’s portfolio, but to the remaining 6,454,800,000 shares of the Company’s equity.

This dividend will be paid on February 14, 2008, to those shareholders registered in D&S’s shareholders registry at the close of the same on February 8, 2008, with the exception of those shares of its own issuance kept in the Company’s portfolio as previously mentioned. The notice referred to by the Official Memorandum N° 660 issued by that Commission will be published in “El Mercurio” newspaper on February 4, 2008.

The aforementioned dividend, number 44 distributed by D&S, will be charged to Company profits for fiscal year ended December 31st, 2007, and paid as follows:

a)
To those shareholders who had in due time requested so in written form, the dividend will be deposited in the shareholders’ current or savings account as instructed, and the corresponding deposit receipt will be sent by mail.

b)	To those shareholders who had in due time requested so in written form, the dividend will be paid with nominal check sent via registered mail; or,

c)
With nominal checks to be personally collected by the shareholder, or his/her legally appointed representative duly registered in the Shares Department of the Company, i.e., at Depósito Central de Valores S.A., Depósito de Valores - DCV, located on 770 Huérfanos street, 22nd floor, municipality of Santiago.

Yours sincerely,

Enrique Ostalé Cambiaso
Chief Executive Officer
Distribución y Servicio D&S S.A.

Attached: Form N°1 - Dividend Payment

cc.	Santiago Stock Exchange
Chile Electronic Stock Exchange
Valparaíso Stock Exchange
Risk Rating Commission
New York Stock Exchange (NYSE), USA
Latibex - Madrid Stock Exchange, Spain

FORM N° 1
Dividend Payment

0.01	Original Information	:	Yes	0.02	Date sent	:	01/23/2008.

1.	IDENTIFICATION OF THE COMPANY AND THE EVENT

1.01	R.U.T.	:	96.439.000-2	1.02	Date sent Original form	:	01/23/2008.

1.03	Company name	:	Distribución y Servicio D&S S.A.

1.04	Securities Register N°	:	N°0593.	1.05	Stock Series	:	SINGLE.

1.06	Ticker Symbol	:	D&S	1.07	Event ID.	:	Dividend N°44

2.	AGREEMENT AND AMOUNT OF DIVIDEND

2.01	Date of Agreement	:	01/22/2008.

2.02	Approved by	:	3.Board Meeting

2.03	Total Amount of Dividend	:	12,909,600,000	2.04	Currency	:	Ch$.

3.	ENTITLED SHARES AND SHAREHOLDERS

3.01	Number of shares	:	6,454,800,000	3.02	Cut-off date	:	02/08/2008.

4.	TYPE OF DIVIDEND

4.01	Type of Dividend	:	3.Eventual

4.02	Closing of Fiscal Year	:	--/--/--

4.03	Form of Payment	:	1. Cash

5.	CASH DIVIDEND PAYMENT

5.01	Payment in cash (Ch$/share)	:	Ch$2	5.02	Currency	:	Ch$.

5.03	Date of Payment	:	02/14/2008.

6.	DISTRIBUTION OF OPTIONAL DIVIDEND IN SHARES

Non Applicable.

7.	REMARKS

-The company will inform shareholders in due time about the tax treatment that shall be applied to this dividend.

-This dividend shall be charged to the net profits of the fiscal year ended December 31, 2007.

- D&S’s equity is divided into 6,520 million nominal, single series, non-par value shares of common stock. In accordance with authorization in this regard granted by extraordinary shareholders’ meeting of October 26, 2004, the Company has in its portfolio a total of 65,200,000 shares of its own issuance, for a compensation program consisting of stock options. As established in clause N°2 of Article 27 of the Law 18,046 on stock corporations, such shares are not entitled to dividends. Therefore, the dividend informed in this letter will not be distributed to the shares of its own issuance kept in the Company’s portfolio.

-The payment of this dividend will take place in any of the following ways:

a) For those shareholders who have requested it in writing and on time, the dividend will be deposited in the checking account or savings accounts that they have indicated, whereby a deposit tab will be sent by mail as proof of the deposit made.

b) For those shareholders who have requested it in writing, the final dividend will be sent in the form of a check made to the order, by certified mail, or

c) With checks made to the order, which shall be picked up by the shareholder in person, or by his duly authorized representative at the offices of the Company’s Stock Management Department, that is, Depósito Central de Valores S.A., (Securities Depositary)- DCV, located on 770 Huérfanos Street, 22nd floor, in the commune of Santiago.

-The corresponding notice that section II of Official Memorandum 660 of the Securities and Insurance Commission makes reference to, will be published on February 4, 2008 in “El Mercurio” of Santiago newspaper.

-Distribución y Servicio D&S S.A. is a publicly traded corporation.

ENRIQUE OSTALE CAMBIASO
Distribución y Servicio D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: January 23, 2008